EXHIBIT 99.2

STRATA OIL & GAS INC.

918 16TH Ave. NW, Suite 408

Calgary, Alberta

T2M 0K3

Telephone: 403 668-6539

Facsimile: 403 770-8882

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

TAKE NOTICE that the 2007 Annual General and Special Meeting of the shareholders of Strata Oil & Gas Inc. (the “Company”) will be held at 1200 - 750 West Pender, Vancouver, British Columbia, on:

Friday, July 13, 2007

at 9:00 am (Pacific Time) for the following purposes:

(1)	To receive the Company’s audited financial statements for the financial year ended December 31, 2006 and the auditor’s report thereon;
(2)

To vote on the split of the Company’s current issued and outstanding capital at the ratio of 2 for 1, 3 for 1, and 4 for 1 and to authorize the directors to take all necessary action to effect the share split and to further authorize the directors to not proceed with the share split in their discretion;

(3)	To re-appoint the auditor for the next year and to authorize the directors to fix the auditor’s remuneration;

(4)	To elect directors;

(5)	To transact any other business that may properly come before the meeting and any adjournment thereof.

An Information Circular, the audited consolidated financial statements and the auditor’s report thereon for the year ended December 31, 2006, and a form of Proxy accompany this Notice. The Information Circular provides additional information relating to the matters to be dealt with at the meeting and forms part of this Notice.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxyholder to attend and vote in his or her place. If you are unable to attend the meeting or any adjournment in person, please read the Notes accompanying the enclosed form of Proxy and then complete, sign, and date the Proxy and return it within the time and to the location set out in the Notes. The Company’s management is soliciting the enclosed form of Proxy but, as set out in the Notes, you may amend the Proxy if you wish by striking out the names listed and inserting in the space provided the name of the person you want to represent you at the meeting.

Please advise the Company of any change in your address.

DATED at Calgary, Alberta, this 30th day of May, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

“Manny Dhinsa”

President